November 29, 2012

Larry Spirgel, Assistant Director

Christy Adams

Terry French

Celeste M. Murphy

Ajay Koduri

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:

Privileged World Travel Club, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 8, 2012

File No. 333-183743

Dear Mr. Spirgel, Ms. Adams, Mr. French, Ms. Murphy, and Mr. Koduri:

This letter is written on behalf of Privileged World Travel Club, Inc., (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated November 16, 2012 (the “Comment Letter”), with regard to the above-referenced Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-183743, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 3”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 3, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 3.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 3.

General

Comment No. 1. We refer you to Compliance Disclosure and Interpretations 612.14 and 612.15 that can be found on the internet at: http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Please tell us why the resale of the shares held by the selling shareholders is not in substance a primary distribution of shares of Privileged World Travel Club, Inc., formerly known as Apex 4 Inc. We note page 3 of Apex 4’s Form 10-12(G)/A filed on July 6, 2012 states it was organized to provide a method for a private operating company to become a reporting company with tradable securities. We also note Apex’s sole stockholder sold all of his shares to Mr. Lykiardopoulos who transferred all of these shares to Triton and Privileged issued shares in exchange for Triton’s debt. It appears the purpose of these transactions is to create a market in Privileged’s shares through Triton and the former debt holders of Triton.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Response to Comment No. 1

Triton Creditor Selling Stockholders

The Company’s management and counsel have reviewed the Compliance Disclosure and Interpretations (“C&DI”) referenced in Comment 1 above, and believes that the Company’s factual situation is different from either situation in significant ways that permit the conclusion that the offering is a true secondary offering, rather than an indirect primary offering.

The factual situations outlined in both of the C&DIs listed can be distinguished from that of Privileged.  First, C&DI 612.14, it states that a private operating company intended to sell 13 percent of its shares to a public company, whose sole business was providing consulting services, which included preparing a registration statement, applying for listing, and other services related to developing a market.  It further states that the public company intended to distribute half of the 13 percent to its stockholders as a dividend through a spin-off transaction, and wanted to register the remaining shares for resale.

C&DI 612.15 dealt with a spin off transaction by a widely held public shell company, which intended to create a subsidiary, spin out the shares to the parent’s shareholders, and after which the subsidiary would merge with a private, closely held company.

In Privileged’s case, by contrast, there was no private entity that issued shares to a public entity.  Privileged became a public company when its Form 10 went effective through the passage of time following the completion of the Commission’s review.  (See Comment 8 below and the Company’s response.)  Following that date, i.e. once it was a publicly reporting company, Privileged issued shares to the Selling Stockholders in the transactions described in the Registration Statement and explained further below.  No shares of Privileged were issued as dividends to the shareholders of Triton Distribution Systems, Inc. (“Triton”), a significant shareholder and former publicly reporting company.  The issuances by Privileged were in connection with privately negotiated arms’ length transactions with the Selling Stockholders.

With respect to C&DI 612.15, in Privileged’s situation, there was no merger transaction and no spin-off transaction.  Again, no shares of Privileged were spun out or dividended to the shareholders of Triton.

By contrast, and as discussed in the Company’s response (dated October 19, 2012) to the Staff’s first comment letter (dated October 3, 2012), Management believes that under the tests set forth in C&DI 612.09 (Securities Act Rules) (“C&DI 612.09”), the sales of the shares by the Selling Stockholders under the Registration Statement should be viewed as a valid secondary offering by the Selling Stockholders, and not as an indirect primary offering.

C&DI 612.09 states: “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company, in its response to the SEC’s October 3, 2012, letter, reviewed the factors listed in C&DI 612.09 relating to the issuance by the Company to the Selling Stockholders, including the lack of affiliate relationship between the Selling Stockholders and the Company (other than Mr. Lykiardopoulos), the circumstances under which the Selling Stockholders received their shares, the relatively low amount of shares involved, and the fact that none of the Selling Stockholders is in the business of underwriting securities.  (A copy of the Company’s October 19, 2012, response letter accompanies the paper copy of this letter and Amendment No. 3 transmitted to the Commission for its convenience.)

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Management believes, however, that the two most compelling facts are (i) that the Triton Creditor Selling Stockholders made their investment in Triton (and not in the Company) between three and four years ago, and (ii) that none of the Selling Stockholders purchased from the Company with a view to, nor are they offering or selling for the Company in connection with, the distribution of any security.

With respect to the first point, as noted in the Registration Statement, as amended to date, the Triton Creditor Selling Stockholders, which are a majority (28 of 38) of the Selling Stockholders, received their shares in connection with exchanges of prior indebtedness which had been outstanding for several years.  None of these 28 Triton Creditor Selling Stockholders have provided any additional consideration to the Company beyond the loans made to Triton, all of which date back to 2008 and 2009.  It is difficult to imagine that they could have anticipated when lending funds to one entity in 2008 and 2009 that they were doing so as part of an indirect means of offering shares for a separate entity three to four years later.

The remaining Selling Stockholders (referred to herein as the “Service Provider Stockholders”) were individuals and entities that provided service to the Company and its related entities in connection with preparation for and commencement of the Company’s business operations.  And importantly, and to distinguish their services from those in C&DO 612.14, they were not services related to developing a public market.  The services provided here included website development, technical support, sales and marketing, general information technology services, and establishment of the business and the development and implementation of the Company’s business plan.

With regard to the second point, that of the fact that none of the Selling Stockholders purchased from the Company with a view to, nor are they offering or selling for the Company in connection with, the distribution of any security, Management reiterates the following:

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most of the Selling Stockholders are individuals and entities that have had a long-term business and investment relationship with Triton, a significant shareholder of the Company, and of which Mr. Lykiardopoulos is an officer and director;

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Management is unaware of any present intention, or any intention at the time the shares of the Company’s common stock were issued to the Selling Stockholders, to acquire the securities with a view to distribution of the securities;

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all of the securities were issued in certificated form including a restrictive legend explaining that no re-sales were possible other than in compliance with the securities laws;

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the Triton Creditor Stockholders received their shares in connection with a bona fide private placement transaction at arms’ length, in exchange for notes of Triton that had been outstanding for several years;

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the Service Provider Stockholders received their shares in connection with privately negotiated consulting agreements in arms’ length transactions;

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all proceeds from the sale of the securities will be retained by the Selling Stockholders rather than being remitted to the Company; and

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in the applicable purchase agreements with the Company, the Triton Creditor Stockholders all represented that they were acquiring the shares for their own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities.

Moreover, the liquidity of the Company’s common stock is extremely limited. The Selling Stockholders were aware of this fact prior to their decision to exchange services or notes for shares of the Company’s common stock, suggesting that they acquired the shares with the intention of holding them for an extended period of time.  Finally, the Company is registering the resale of a very small portion of their overall ownership, no more than 5% of the holdings of any of the Selling Stockholders.

In light of the above reasoning, pursuant to the tests set forth in Section 612.09, Management respectfully suggests that the offering by the Selling Stockholders should be characterized as a secondary offering, rather than an indirect primary offering conducted by the Selling Stockholders on behalf of, or for the account of, the Company.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Statements in APEX 4 Inc., Filings

As noted in the Registration Statement, APEX 4 Inc., was created by Richard Chiang, who filed a Form 10 with the SEC for the purpose of registering that company with the Commission.  He did not do so at the request or suggestion of Mr. Lykiardopoulos or anyone involved with Triton, Privileged Inc., or anyone else related to or in business with Mr. Lykiardopoulos.  Based on the Company’s review of the SEC’s EDGAR system, Mr. Chiang has filed at least 6 Form 10 shell companies, beginning in September 2010.  As discussed in the Registration Statement, Mr. Lykiardopoulos purchased shares of APEX 4 from Mr. Chiang.  However, neither Mr. Lykiardopoulos, Triton, nor Privileged, Inc., had any involvement with the prior 3 APEX entities, or with the two subsequent APEX entities that have been filed since the filing and effectiveness of the Company’s Form 10.

As such, Mr. Lykiardopoulos had no control over or input into the language used by Mr. Chiang as to the purposes for which APEX 4 could be used.  Management has attempted diligently to comply with the Commission’s rules relating to disclosure, filings, and other requirements following the date of acquisition of the shares from Mr. Chiang.  Management cannot respond to why Mr. Chiang included any language in the forms filed by him.  Management can only respond with respect to the filings over which it had control and responsibility.

Management feels that it is important to note that Mr. Chiang is no longer involved in any way with the Company, that he is not an officer or director of Privileged, and that he is no longer a shareholder.  The Company’s involvement with Mr. Chiang ended with the sale of his shares to Mr. Lykiardopoulos and his resignation from the Company, all of which are described in the Registration Statement and which were reported with the Commission when they occurred.

Mr. Lykiardopoulos’s Transaction with Triton

The Company has revised its disclosures in Amendment No. 3 to clarify that Mr. Lykiardopoulos sold the 10,000,000 shares to Triton (rather than simply transferring them) on July 19, 2012.  The Company has also supplementally provided with the paper copy of this Letter a copy of the Assignment of Shares agreement that was signed on July 19, 2012, by Mr. Lykiardopoulos in his personal capacity, and also in his capacity as an officer and director of Triton.

In connection with the development of the business of Privileged World Travel Club, Mr. Lykiardopoulos recognized that an ongoing relationship between Triton and Privileged would be crucial in light of the anticipated dependence of Privileged on Triton’s information technology and services.  As such, Mr. Lykiardopoulos sold the shares to Triton.

Subsequently, on August 21, 2012, Privileged and Triton entered into a formal license agreement relating to the license of the software by Triton to Privileged, which guaranteed and strengthened the ongoing business relationship.

The Company acknowledges that it has been less than clear on the nature of the sale of the shares by Mr. Lykiardopoulos to Triton, having characterized the transaction both as a “transfer” and a “grant” in public filings.  The Company regrets the lack of clarity, and has revised its disclosure in Amendment No. 3, both to state that the shares were sold to Triton, and to note the prior characterizations of the transactions.

For the reasons listed above, and especially in light of the discussion above relating to the tests set forth in Section 612.09, Management respectfully suggests that the issuances of the shares were all supportable by valid business purposes beyond the mere creation of a public market for Privileged’s securities, and that the offering by the Selling Stockholders should be characterized as a secondary offering, rather than an indirect primary offering conducted by the Selling Stockholders on behalf of, or for the account of, the Company.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Comment No. 2. Further, please explain the business reasons behind Triton’s debt holders exchanging their debt for shares of Privileged and the effect of this transaction. Also explain the business reasons Mr. Lykiardopolous transferred his shares to Triton and the effect of this transaction.

Response to Comment No. 2

In addition to the information provided in response to Comment 1 above about the transactions between the Triton Creditor Selling Stockholders and Privileged, Management provides the following information.

First, the Commission’s comment asks the Company to provide information on the thinking and decision making by unrelated third parties.  The information provided herein is to the best knowledge and understanding of Management of the Company, but Management is unable to provide any direct insight into the business decisions of the Triton Creditor Selling Stockholders.

As disclosed throughout the Registration Statement, Mr. Lykiardopoulos had a prior relationship, through his positions with Triton, with all of the Triton Creditor Selling Stockholders.  He knew them personally, and had been in contact with them since their prior investments in Triton, dating back to 2008 and 2009.  As noted in the Registration Statement: “Triton’s Board of Directors has periodically reviewed the possibility of becoming a reporting company again, but has not had the access to capital to enable it to satisfy its obligations, including the costs relating to being a public company.”

When Mr. Lykiardopoulos determined to start Privileged World Travel Club, he was under no obligation, on behalf of Privileged, to have any dealings with the Triton noteholders.  However, because he knew them personally, and because of their efforts to assist Triton through the investments under the notes, Mr. Lykiardopoulos decided to approach the Triton noteholders to determine if they would be interested in exchanging their Triton notes for shares of the Company’s common stock.  Each Triton noteholder agreed to exchange his or her Triton note for shares of the Company’s common stock at a $1 per share ratio.  Management would prefer to not speculate on the reasons why the former Triton noteholders chose to exchange their notes for shares of the Company’s common stock, and instead prefers to focus on the fact that all of them agreed, in privately-negotiated, arms’ length transactions, to do so.

The effect of these issuances, and the benefit to the Company, was the improvement in the financial position of Triton, a company with which Privileged had and would need an ongoing business relationship, by removing significant debt from Triton’s financial statements.  Additionally, Mr. Lykiardopoulos felt it was important to continue his efforts to provide means for the Triton noteholders to receive some return on their investment in Triton, although, as noted, he was under no obligation to do so through Privileged.

Also, as noted in response to Comment 1 above, Mr. Lykiardopoulos sold the 10,000,000 shares of the Company’s common stock to Triton on July 19, 2012, due to his anticipation of the need for an ongoing business relationship between the two separate companies.  Each would have its own operations and business focus, but Privileged would be significantly benefitted by access to Triton’s intellectual property and know-how.  Subsequently, Privileged and Triton entered into a formal License Agreement, which served to provide a contractual underpinning to the relationship between the two companies.

The effect of Mr. Lykiardopoulos’s sale of the shares was both to make Triton a significant shareholder of the Company and to strengthen the business relationship between the two entities.

Comment No. 3. We note the Credit Card Processing Agreement with World Financial National Bank filed as Exhibit 10.10 to Amendment No. 2. Please verify for us that World Financial National Bank is a banking institution. It also appears the address listed for World Financial National Bank in the Agreement is for personal residence: http://www.zillow.com/homedetails/5533-Foothill-Rd-Ventura-CA-93003/16321485_zpid/ Please advise.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Response to Comment No. 3

The Company, in its efforts to engage credit card processors, was working with a consultant/business broker, who had provided the draft merchant banking agreement to the Company for review.  The Company was unaware that the address listed was not that of the banking institution, and appears to have been the address of the consultant.

As noted in the Registration Statement, the Company continued its efforts to engage additional merchant banks for credit card processing.  On November 28, 2012, the Company entered into a Merchant Credit Card Agreement (the “MCCA”) with Pay By Web, Inc. (a registered Independent Sales Organization (ISO) and Member Service Provider (MSP) of Wells Fargo Bank, N.A. Walnut Creek, California).  The Company has described the material terms of the MCCA in Amendment No. 3, and has provided a copy of the MCCA as an exhibit.

By way of additional information and clarification, Pay By Web is not a bank, but is an ISO and MSP of Wells Fargo Bank, N.A.  The actual handling of the Company’s money pursuant to the MCCA will be done by the processing bank that has contracted with the ISO.  As a general rule, each ISO / MSP must be sponsored by such a processing bank, member of VISA and/or MasterCard, in order to be registered by either Credit Card Association.

In light of the uncertainties relating to the status of World Financial National Bank, and because the MCCA with Pay By Web is an exclusive agreement, the Company also terminated the prior merchant banking agreement with World Financial National Bank, which is disclosed in Amendment No. 3.

Comment No. 4. We note your disclosure on page 19 regarding filing a super 8-K on August 28, 2012 and an additional 8-K on October 11, 2012. Please advise us when you believe you exited shell company status and filed Form 10 information under Rule 144(i).

Response to Comment No. 4

As noted by the Staff, the Company filed a Current Report on Form 8-K on August 28, 2012 (the “August 8-K”).  In that filing, the Company included information about the Company’s business, including the corporate history of the Company; the agreements signed by the Company to that point; a description of the travel club business; risk factors affecting the Company; Management’s Discussion and Analysis of Financial Condition and Results of Operations; beneficial ownership information; disclosures relating to management; executive compensation; related party transactions; and other information related to the Company’s operations.

As noted in the August 8-K, Management believes that as of the date of the entry into the License Agreement, and in light of the assets of the Company that were more than no or nominal assets, and having more than no or nominal operations, the Company was no longer a shell company, and that the filing of the August 8-K served to provide “Form 10” information.

Subsequently, the Company entered into the Travel Services Agreement (discussed below in response to Comment 10), the Prospective Member List Purchase Agreement (which memorialized and reduced to writing an agreement between the Company and Triton relating to the purchase of the list of potential travel club member leads), and the Common Stock Purchase Agreement (for which funding was contingent on the effectiveness of the Registration Statement).  The Company disclosed those agreements in a Current Report on Form 8-K, filed with the Commission on October 11, 2012 (the “October 8-K”).  In the October 8-K, the Company reiterated its position that it was no longer a shell company, as of the date of the entry into the License Agreement, and that the three additional agreements disclosed in the October 8-K were additional evidence that the Company was no longer a shell company.

As such, Management believes that the Company exited shell company status with the entry into the License Agreement, as disclosed in connection with the filing of the August 8-K which included “Form 10” information for the Company as a travel club company.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Comment No. 5. Please update your financial statements and related disclosure.

Response to Comment No. 5

The Company has included updated financial information and related disclosure to reflect the financial statements and information from the quarter ended September 30, 2012.

Comment No. 6. We note your response to comment 7. It appears that since you will utilize Triton’s Reservation Expert and a Potential Member List acquired from Triton that you may be succeeding to the operations of Triton’s business. Please tell us in sufficient detail how your business model compares to that of Triton, how Triton utilized the Reservation Expert and/or the Potential Member List in the past, and how you considered providing the financial statements of Triton as your predecessor.

Response to Comment No. 6

The Company has updated its disclosures relating to the differences between Triton’s business model and the Company’s business model in Amendment No. 3.

By way of additional information, Triton's business model is a Business to Business (“B to B”) wholesale business model. Triton's direct customers are travel agents worldwide who can use Triton’s reservation tools to effect and make bookings for their customers, issue the proper documentation, account for all the transactions they sell through an accounting system, track their commissions and maintain inventory that needs to be sold to their customers, the consumer/traveler.  Triton is not a travel club and has no members.  It does not sell travel or travel-related services to customers or travelers directly, and has not operated as a retail travel seller.

Triton has two principal sources of revenue.  First, it charges the travel agents a monthly fee to use the travel tools online in real time. Additionally, it charges the travel suppliers, such as cruise companies, hotels, airlines, resorts, tour operators, etc., etc. a transactional fee for every booking effected by the travel agents from the travel suppliers inventory.

Importantly, Triton continues in operation, although its operations have been limited due to its inability to access sufficient funding to grow its operations.

By way of contrast, Privileged World Travel Club’s business model is a Business to Consumer (“B to C”), consumer-oriented model.  Privileged is an exclusive and selectively operated travel club that will cater to the consumers directly.  For the consumers to buy travel from Privileged, they first will be required to buy a membership in the Travel Club, after which they will be allowed to buy travel from the extended Privileged travel oriented website.

Privileged will have three principal sources of revenue. It will charge the consumers an annual membership fee to be members of the Privileged Travel Club. Additionally, it will collect a commission fee from the travel suppliers (cruise companies, hotels, etc.) that wish to aggregate their inventory to the consumers directly bypassing any travel agent.  Finally, Privileged will receive fees for special services provided to companies and business partners, such as CIGT (discussed in response to Comment 12 below).

As such, the two businesses focus on and serve different markets (travel agents vs. actual consumers).

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

With respect to questions regarding the software licensed by Triton to Privileged, the two companies use the software for different purposes and in different ways.  The Reservation Expert Travel system software is used by Triton in its full strength and capacity because Triton needs to provide all the necessary business tools that travel agents need to perform their day-to-day business functions, such as reservations, printing of documents for their travelers, accounting, commission tracking, payroll, banking, taxes, and maintaining the travel inventory that is sold to the customers.  The software provides to Triton and the travel agents the ability to perform all of these functions within one software framework.

Again by way of contrast, the version of the Reservation Expert system software that will be used by Privileged World Travel Club pursuant to the License Agreement will be approximately 30% of the full version used by Triton as far as strength and capacity, because the software is used by the members of the Travel Club, the consumers who are interested in booking their travel for their destinations.  The Travel Club Members/consumers will have no need of all the business oriented software that the Travel Agents need.

As such, each Company has a different business model. Triton is a B to B business model addressing and focusing on travel agents. By contrast, Privileged is a B to C consumer-oriented model, focusing on the consumers and the Travel Club’s members, bypassing the Travel Agents. Additionally, the two companies use the Reservation Expert system software for different purposes to serve their respective markets.

Additionally, with respect to the Potential Member List, Triton did not use or utilize the list in its operations because potential members are of no use to Triton.  Triton’s business is to work with travel agents, who in turn work with the end users/travelers.  As noted above, Triton is not a travel club, has no members, and does not service consumers directly.  The list of potential club members was of no business use to Triton.  However, Triton management (including Mr. Lykiardopoulos) recognized that the list could be of significant value to Privileged, which led to an agreement between the companies for the sale of the list.

The list of potential club members is a significant asset to Privileged, which plans to contact these potential members directly with respect to the Privileged Travel Club and the benefits of joining the Club and booking travel through Privileged.

As noted above, Triton continues in operation.  It did not merge with Privileged, and Privileged did not succeed to the operations of Triton’s business.  The two companies have different business models and focus on serving different markets.  They utilize the ReservationExpert software differently in connection with their different markets.  And finally, the list of potential members was not used by Triton at any time, whereas it will be a significant asset and key component of the implementation of Privileged’s business plan and strategy.

Finally, with respect to the determination to not provide the financial statements of Triton, the Company’s financial consultants and advisors, together with the Company’s Management, determined that for the reasons noted above, they did not believe that Triton is the predecessor of Privileged, and as such, the financial statements of Triton did not need to be included .

As such, Management respectfully suggests that Privileged has not succeeded to Triton’s business operations, and Triton is not the predecessor of Privileged.

The Selling Stockholders, page 8

Comment No. 7. We note that 28 stockholders agreed to receive 5,595,000 shares of your restricted common stock in exchange for debts of $5,595,000 owed by Triton. Considering that as of the date of the exchange, Privileged World Travel Club, Inc. was a shell company, had no members, no revenue and was not in receipt of any potential customer lists, and the websites through which the company intends to offer their services were not functional, it is not clear why these unrelated parties would accept this exchange. Please explain.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Response to Comment No. 7

As noted in response to Comment No. 2 above, Management is unable to provide any direct insight into the business decisions of the Triton Creditor Selling Stockholders.

Also as noted above, Mr. Lykiardopoulos had a prior business relationship with all of the Triton Creditor Selling Stockholders from the days of their investment with Triton, which ranged from 2008 through 2009.  Mr. Lykiardopoulos met with each of the Triton Creditor Selling Stockholders privately to negotiate the terms of the exchange of their notes for shares of the Company’s common stock.  In connection with those negotiations and as part of the agreement for the exchange of the notes for the shares, each Triton Creditor Selling Stockholder confirmed that that he, she, or it acknowledged that no market for the Privileged shares existed, and there was no guarantee of the development of a market for the Privileged shares, and that the shares would be restricted securities under Rule 144.

Finally, as noted above, each of the Triton Creditor Selling Stockholders did, in fact, agree to exchange his or her notes for the shares as disclosed in the Registration Statement.  Beyond this fact, the Company is unable to provide additional insight in their decision to accept the terms as offered.

Our Business, page 22

Comment No. 8. Please correct your disclosure regarding the SEC declaring your Form 10 effective and conform your disclosure to page 2.

Response to Comment No. 8

The Company has revised the disclosure to clarify that the Form 10 went effective through the passage of time, as previously revised on page 2.

Prospective Member List Purchase Agreement, page 25

Comment No. 9. We note that as consideration for the Potential Member List from Triton, you agreed to the cancellation and return to Triton of $5,595,000 in promissory notes. Please tell us how you intend to account for this transaction and how the value of the Potential Member List was determined.

Response to Comment No. 9

To account for the cancellation and return to Triton of the $5,595,000 promissory note, the Company followed the guidance in ASC 470-50, Debt: Modifications and Extinguishments, and specifically ASC 470-50-40.  The fair value of the potential member list is $30,700, which is the price paid by Triton to acquire the member lists.  Because the Company and Triton are considered related parties, the Company has recorded the loss on extinguishment as a capital transaction.  A loss in the amount of $5,564,800 (value of promissory notes of $5,595,000 less the fair value of the member list of $30,700) has been recorded as a reduction in additional paid in capital.

Travel Services Agreement, page 26

Comment No. 10. We refer to the Travel Agreement between the company and CIGT. Please revise to describe in sufficient detail how you expect to generate revenue from this agreement. In addition, we refer to the last sentence in the first paragraph on page 26, beginning with, Finally, CIGT agreed to pay for…” Please clarify the message you intended to convey through this sentence. It is not clear why CIGT would agree to pay for booked travel and what terms were provided by you in connection with applicable tour packages.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Response to Comment No. 10

The Company has revised its disclosure relating to the Travel Services Agreement to clarify that CIGT agreed to pay “a fee to Privileged” for the booked travel pursuant to the terms to be specified by the Company once the Privileged Website is operational and CIGT can begin booking travel.  Additionally, the Company has clarified that the Company would work with CIGT in connection with the arrangement of packaged tours and the fees to be paid to Privileged for arranging the tours.

By way of additional background about the CIGT structure, CIGT provides to all its Chinese travel customers travel facilities domestically, through its domestic reservation system, but historically has lacked the technology to provide international travel facilities that address specific destinations, products, inventory and pricing.  Additionally, has CIGT lacked the technological capabilities to integrate their Chinese domestic travel with the international travel facilities into one package that can offer the traveler a continuous uninterrupted detailed itinerary of the services and pricing of the package as one whole package that includes both the domestic Chinese portion and the international portion, including the US portion, as one priced package.

Privileged, through its licensed software, has the technological capabilities to supply to CIGT access to international inventory, pricing, and otherwise unavailable products that can only be accessed by companies outside mainland China, such as Privileged.  Privileged can also provide to CIGT fully integrated packages that include both the domestic Chinese travel portion and the international travel portion of the trip, unified under the same itinerary instead of two different itineraries. This allows CIGT to charge its customers for the whole trip in one fee, instead of charging in segments, which will be a great benefit to CIGT.  Privileged’s system will also permit CIGT to account for the whole trip in CIGT’s accounting system automatically.

CIGT’s customers and clients will pay for the travel purchased through Privileged’s system, and CIGT will ensure that the terms of payment (what percentage paid at booking, when full payment is required) is communicated to the travelers, and that such payments are made prior to travel.

All of these services, booking of tour packages and travel to the Travel Cities, payment for the tours and travel, and consolidated itineraries, can be accomplished through the Privileged software system for a fee to be paid by CIGT to Privileged. The Travel Services Agreement provides that Privileged will provide to CIGT the terms in connection with applicable tour packages for the Travel Cities, and CIGT agreed to pay such fees.

Employees, page 42

Comment No. 11. We note that as of the date of the prospectus, you have 6 full-time employees. Please tell us how these employees have been compensated and where the related costs have been recorded since inception.

Response to Comment No. 11

Of the 6 full-time employees, two of them, Mr. Lykiardopoulos, the Company’s CEO, and Mr. Himmelman, the Company’s CTO, were awarded 750,000 and 125,000 shares, respectively, of the Company’s common stock as compensation.  The shares were valued at $0.004 per share, which was the same value paid for the purchase of the initial 10,000,000 shares for $40,000.  The value of these shares has been recorded as an expense in the financial statements.  Additionally, both Mr. Mr. Lykiardopoulos and Mr. Himmelman have agreed to not accrue compensation until the Company is funded with the $5,000,000 initial investment that was committed to on October 5, 2012.

The remaining four employees, although they committed to come to work for the Company in early September, did not begin their employment with the Company until the first week in October.  Their salaries are expensed in the financial statements as earned.  The Company has also clarified the starting dates of these four employees in Amendment No. 3.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Comment No. 12. We note that through your use of Triton’s Reservation Expert, your members will be able to make travel related plans as described. On page 17, you state that your revenue is generated through your members’ use of your website and related technology. Please revise to clarify the difference between services provided to your club members and the right to access discounted travel by purchasing one of the nine different membership packages as described on page 4. Disclose if you expect membership fees to be your only source of revenue, or if not, revise to disclose all sources of potential revenue in order of magnitude in the short- and long-term.

Response to Comment No. 12

The Company has revised its disclosure in the Registration Statement in response to Comment No. 12.  Specifically, the Company has revised its risk factor discussions relating to generation of revenues, to include both the purchase of Memberships in the Privileged Travel Club and the purchase of travel by Club Members.  Additionally, the Company has included additional disclosures relating to the websites, the purchase of Memberships in the Privileged Travel Club, and the ability of Members to access the travel packages and services offered.

The Company has also included disclosures relating to the Company’s anticipated principal sources of revenues, namely the sale of Memberships in the Privileged Travel Club, fees from the sale of travel and travel related services to the Company’s Members, and fees from special services provided to companies and business partners, such as CIGT, and the anticipated order of the development of these sources of revenues.

Conclusion

Effectiveness of this Registration Statement is critical to the Company.  As noted in the Registration Statement, the Company has an investor willing to provide $5,000,000 in funding to the Company upon the effectiveness of this Registration Statement.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible, with a view to the Commission allowing the registration statement to go effective as early as December 7, 2012.  The Company will file a formal request for acceleration of effectiveness upon confirmation from the Staff that no further revisions to the registration statement are required.

Additionally, the Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date.

Finally, the undersigned acknowledges, on behalf of the Company:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Please contact Gregory Lykiardopoulos, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 3.

Very truly yours,

Privileged World Travel Club, Inc.

By: /s/ Gregory Lykiardopoulos

Gregory Lykiardopoulos, Chairman

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com